April 15, 2025

Francis P. Kavanaugh
Chief Executive Officer
Medalist Diversified REIT, Inc.
P.O. Box 8436
Richmond, VA 23226

       Re: Medalist Diversified REIT, Inc.
           Registration Statement on Form S-3
           Filed April 9, 2025
           File No. 333-286453
Dear Francis P. Kavanaugh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kate Saltz